UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                    SCP Pool
                                   Corporation
                                (Name of Issuer)


                        Common Stock, Par Value $.001 Per
                                      Share
                         (Title of Class of Securities)


                                    784028102
                                 (CUSIP Number)


            Joshua Landes, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
             Berlack, Israels & Liberman, LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                October 14, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                   Amendment No. 1 to SCHEDULE 13D

--------------------------------------------------------                       -----------------------------------------------------
CUSIP No.   784028102                                                          Page              2    of    4                 Pages
--------------------------------------------------------                       -----------------------------------------------------
 --------- -------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:                                       Wynnefield Partners Small Cap Value, L. P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:              13-3688497


 --------- -------------------------------------------------------------------------------------------------------------------------
 2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |_|

           (b) |_|.

 --------- -------------------------------------------------------------------------------------------------------------------------
 3
           SEC USE ONLY

 --------- -------------------------------------------------------------------------------------------------------------------------
 4
           SOURCE OF FUNDS

                            WC
 --------- -------------------------------------------------------------------------------------------------------------------------
 5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) |_|


 --------- -------------------------------------------------------------------------------------------------------------------------
 6
           CITIZENSHIP OR PLACE OR ORGANIZATION

                            Delaware
 ------------------------------------- -------- ------------------------------------------------------------------------------------
                               7
              NUMBER OF              SOLE VOTING POWER
                SHARES
             BENEFICIALLY                        307,750
               OWNED BY
                 EACH
              REPORTING
                PERSON
                 WITH
                            -------- ----------------------------------------------------------------------------------------------
                               8
                                     SHARED VOTING  POWER

                                                 None
                            -------- ----------------------------------------------------------------------------------------------
                               9
                                     SOLE DISPOSITIVE  POWER
                                                 307,750
                            -------- ----------------------------------------------------------------------------------------------
                              10
                                     SHARED DISPOSITIVE  POWER
                                                 None
 --------- -------------------------------------------------------------------------------------------------------------------------
    11
           AGGREGATE AMOUNT BENEFICIALLY OWNED  BY EACH  REPORTING  PERSON

                                                 307,750 shares
 --------- -------------------------------------------------------------------------------------------------------------------------
    12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            |_|


 --------- -------------------------------------------------------------------------------------------------------------------------
    13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            4.74
 --------- -------------------------------------------------------------------------------------------------------------------------
    14
           TYPE OF REPORTING PERSON

                            PN
 --------- -------------------------------------------------------------------------------------------------------------------------

                         Amendment No. 1 to SCHEDULE 13D


Item 1.    Security and Issuer.

     This statement relates to shares of the common stock, par value $.001 per share, of SCP Pool Corporation (the "Issuer"). The Issuer's principal executive offices are located at 128 Northpark Boulevard, Covington, Louisiana 70433-5070.


Item 2.    Identity and Background.

     This statement is being filed by Wynnefield Partners Small Cap Value, L.P., a limited partnership formed under the laws of the State of Delaware (the "Partnership"). The principal business of the Partnership is investments, and the address of its principal offices is One Penn Plaza, Suite 4720, New York, New York 10119.

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership, and Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM, and their principal business address is the same as the Partnership's. The principal occupations of Messrs. Obus, Landes and Melnick are acting as the managing members of WCM, the general partner of the Partnership, and managing its investments.

     During the past five years, neither the Partnership, WCM, Mr. Obus, Mr. Landes nor Mr. Melnick (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus, Landes and Melnick are citizens of the United States.


Item 3.    Source and Amount of Funds or Other Consideration.

           Not applicable.


Item 4.    Purpose of Transaction.

           Not applicable.

Item 5.    Interest in Securities of the Issuer.

     On September 16, 1997, September 17, 1997 and September 19, 1997, the Partnership (and a related partnership) sold 5,000 shares, 4,200 shares and 12,500 shares, respectively, of common stock of the Issuer, resulting in a balance of 222,500 shares of common stock of the Issuer held by the Partnership (and the related partnership) as of September 29, 1997, the effective date of a three-for-two stock split of the Issuer's common stock. After giving effect to such split and to the sales by the Partnership (and the related partnership) of 11,000 shares on September 30, 1997, 5,000 shares on October 13, 1997, and 10,000 shares on October 14, 1997, the Partnership (and the related partnership) now own a total of 307,750 shares of the common stock of the Issuer (the "Securities").

The Securities represent approximately 4.74% of the common stock of the Issuer outstanding as of September 30, 1997, based on the Issuer's most recent quarterly report on Form 10-Q.

     Messrs. Obus, Landes and Melnick, the managing members of WCM the general partner of the Partnership, (a) have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the Securities held by the Partnership; and (b) have the sole power to receive or to direct the receipt of the proceeds from the sale of the Securities, or any dividends paid with respect to the Securities held by the Partnership.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither the Partnership, WCM, Mr. Obus, Mr. Landes nor Mr. Melnick has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Securities. None of the Securities is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Securities.


Item 7.    Material to be Filed as Exhibits.

           None



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   October 30, 1997
       (Date)


                                      WYNNEFIELD PARTNERS SMALL
                                       CAP VALUE, L.P.


                                      By:  Wynnefield Capital Management, LLC,
                                            General Partner

                                            By: /s/ JOSHUA LANDES
                                            (Signature)

                                            Joshua Landes, Managing Member
                                            (Name/Title)


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